Institutional Westcore Funds Wealth Management

April 26, 2018

Westcore Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re: Amendment No. 3, dated December 15, 2016 (the “Effective Date”) to the Third Amended and Restated Administration Agreement (the “Agreement”)

Dear Sir or Madam:

Denver Investment Advisors, LLC (the “Company”) has entered into an Asset Purchase Agreement with Segall Bryant & Hamill LLC (“SBH”) and the current members of the Company on January 10, 2018, pursuant to which the Company will sell substantially all of its assets to SBH (the “Transaction”). Upon consummation of the Transaction (the “Closing”), the Company will assign its rights and obligations under the Agreement to SBH or an affiliate thereof, and SBH or an affiliate thereof will assume all of the Company’s rights and obligations under the Agreement. We are sending you this letter because the Agreement may provide the right to notice, consent or other rights in your favor that may be triggered as a result of the Transaction.

The Company respectfully requests that you execute the acknowledgment below, pursuant to which you hereby (i) consent to the assignment of the Agreement to SBH or an affiliate thereof in connection with the Transaction, (ii) agree and acknowledge that the Closing will not be deemed a breach of, or default under, any assignment provision or other provision of the Agreement and will not cause the termination of, payment under or otherwise affect the Agreement or the parties’ performance under the Agreement, (iii) waive any rights to notice under, or to terminate, the Agreement that would otherwise be triggered as a result of the Transaction, (iv) confirm that the Agreement is valid and in full force and effect and will remain so after the Closing and (v) agree to keep this consent and its contents confidential.

Please execute this consent and return a copy of the countersigned consent as soon as possible via scan and email to Jasper Frontz, Chief Compliance Officer and Chief Operations Officer of the Company at compliance@denvest.com. Should you have any questions with respect to the foregoing, please do not hesitate to contact Jasper Frontz at (303) 312-5044.

We expect the Transaction to close promptly. Therefore, we would appreciate your reply at your earliest convenience.

[Signature Page Follows]

Republic Plaza   |   370 17th Street, Suite 5000   |   Denver, CO 80202   |   303.312.5000   |   www.denvest.com

Institutional Westcore Funds Wealth Management

Very truly yours,

Denver Investment Advisors LLC

By:	/s/ Cindy Knowlton
Name:	Cindy Knowlton
Title:	Managing Partner

ACKNOWLEDGED AND AGREED AS OF APRIL 26, 2018:

Westcore Trust

By:	/s/ Janice M. Teague
Name:	Janice M. Teague
Title:	President

Republic Plaza   |   370 17th Street, Suite 5000   |   Denver, CO 80202   |   303.312.5000   |   www.denvest.com